Edward J. Schneidman, P.C. To Call Writer Directly: +1 312 862 3333 edward.schneidman@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

August 24, 2018

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention :	Kim McManus
Jeffrey Lewis
Robert Telewicz
Joshua Lobert

Re:	Best Western International, Inc.
Registration Statement on Form S-1
Filed on August 10, 2018
CIK No. 0001733381

Ladies and Gentlemen:

On behalf of Best Western International, Inc. (the “Company”), we are hereby providing supplementally to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the text of the Company’s proposed response to comment 1 of the Staff’s letter dated August 22, 2018 (the “Comment Letter”) relating to the Staff’s review of the Company’s response letter, which was publicly filed on August 20, 2018. The proposed response provides certain clarifications and qualitative and quantitative analysis regarding the Company’s financial statements and the impact of certain line items in the Company’s financial statements. We respectfully request the Staff review and provide any comments to the Company’s proposed response. For the convenience of the Staff’s review, we have set forth below comment 1 of the Comment Letter. The Company’s final response letter following the Staff’s review will be filed via EDGAR in accordance with the rules and regulations of the Commission. The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics).

Beijing    Boston    Dallas    Hong Kong    Houston     London    Los Angeles    Munich    New York    Palo Alto     San Francisco    Shanghai Washington, D.C.

U.S. Securities and Exchange Commission

August 24, 2018

Comment

Financial Statements for the period ended May 31, 2018

(k) Significant Estimates and Assumptions, page F-8

1.

We note your response to our prior comment 1. Please explain to us in greater detail how you determined that the correction of the error was not material to both current and prior periods. For example the $2.4 million adjustment to 2018 costs of sales represents over 65% of earnings for the six months ended May 2018. Your response should include but not be limited to providing a quantitative analysis regarding the materiality of the accounts receivable overstatement and its impact on the 2017 financial statements and the expected annual operating results for fiscal year 2018.

Response:

Acknowledging your comment letter dated August 22, 2018, please find the following information to address your request to explain in greater detail how the Company determined that the correction of the overstatement (i.e., the one-month lag in the Company’s recognition of the redemption of free night vouchers resulting in a $2.4 million overstatement of accounts receivable as of November 30, 2017) was not material to both current and prior periods.

Background

During 2018, the Company identified a consistent one-month lag in its recognition of the redemption of free night vouchers, which resulted in a $2.4 million overstatement of accounts receivable as of November 30, 2017 and a $1.0 million understatement in program cost of sales expense for the year ended November 30, 2017 (based on the rollover impact of the prior period); herein, referred to as “the Overstatement.” The Company has concluded that the effect of the Overstatement was not material to prior period financial statements, nor is the correction material to the expected annual operating results for fiscal 2018 and, therefore, we have corrected the Overstatement in the financial statements for the second quarter of 2018.

The Company does not believe the Overstatement for the fiscal year ended November 30, 2017 and the six months ended May 31, 2018 are material pursuant to the guidance outlined in SAB 99 and 108 and ASC 250. The following summarizes the Company’s analysis in accordance with SAB 99 and 108 and ASC 250.

U.S. Securities and Exchange Commission

August 24, 2018

Quantitative Factors

Our quantitative review considered the impact of the error for the year-ended November 30, 2017 and the six months ended May 31, 2018, as shown in the following tables:

At and for the Fiscal Year Ended November 30, 2017
	A	B	C = A + B	B / C

Financial statement caption or disclosure	As reported ($) (‘000)	Overstatement ($) (‘000)	If corrected ($) (‘000)	% Change
Accounts receivable	$59,274	$(2,400)	$56,874	4.2%
Total current assets	192,183	(2,400)	189,783	1.3%
Total assets	270,020	(2,400)	267,620	0.9%
Total revenues	(379,757)	-0-	(379,757)	0%
Program cost of sales	65,323	1,000	66,323	1.5%
Total expenses	369,897	1,000	370,897	0.3%
Excess of revenues over expenses (before income taxes)	(9,859)	1,000	(8,859)	11.3%
Excess of revenues over expenses	(5,483)	556	(4,927)	11.3%

At and for the Six Months Ended May 31, 2018
	A	B	C = A + B	B / C

Financial statement caption or disclosure	As reported ($) (‘000)	Overstatement ($) (‘000)	If corrected ($) (‘000)	% Change
Accounts receivable	$61,485	$-0-	$61,485	0%
Total current assets	196,535	-0-	196,535	0%
Total assets	273,518	-0-	273,518	0%
Total revenues	(198,644)	-0-	(198,644)	0%
Program cost of sales	40,082	(2,400)	37,682	-6.4%
Total expenses	193,165	(2,400)	190,765	-1.3%
Excess of revenues over expenses (before income taxes)	(5,479)	(2,400)	(7,879)	30.5%
Excess of revenues over expenses	(3,492)	(1,529)	(5,021)	30.5%

While we recognize the correction of the error appears to be quantitatively significant to excess of revenues over expenses, we do not believe the differences would be material to the reader of our financial statements due to the historical Best Western non-profit business model. We do not

U.S. Securities and Exchange Commission

August 24, 2018

believe the reader of the financial statements would find Excess of revenue over expenses a useful metric in making an investment decision as they would expect the expenses to approximate the revenues in any given period. Instead, we believe that the reader of the financial statements will find total revenues as the most useful measure of the performance of the business in making an investment decision as they would expect the expenses to approximate the revenues in a non-profit business in any given period.

We also note that Program cost of sales were impacted by $2.4 million (or 6.4%) for the six months ended May 31, 2018. We note that ASC 250-10-45-27 indicates that errors that are not material to the results of operations for the full fiscal year yet might be considered material to the results of operations for an interim period (i.e., six months ended May 31, 2018) may be corrected in that interim period with appropriate disclosure. Program cost of sales are expected to be approximately $78.0 million for the full fiscal year 2018, while Total expenses are expected to be approximately $414.7 million for the full year 2018. The Overstatement would therefore be approximately 3% of annual Program cost of sales and 0.6% of Total expenses. Therefore, the Company believes the correction is immaterial to the expected results of the full year 2018 and may be corrected in the current interim period with appropriate disclosure.

We note that the Statement of cash flows were impacted only by reclassification between components within Net Cash Provided by Operating Activities (i.e., Excess of revenues over expenses and Accounts receivable) and therefore not material.

We concluded that all other balances were immaterially impacted for the fiscal year ended November 30, 2017 and the six months ended May 31, 2018.

Qualitative Factors

As part of its qualitative assessment, the Company considered the following:

•

The Company is a membership organization incorporated as an Arizona non-profit corporation and the primary users of the financial statements are the members, as there are no external lenders. As a membership organization, the Company’s objective is to generate sufficient revenues to cover expenses and maintain financial stability. We do not believe the reader of the financial statements would find Excess of revenue over expenses a useful metric as they would expect the expenses to approximate the revenues in a non-profit business in any given period.

•

The correction of the Overstatement does not mask a change in Excess of revenues over expenses, trends or other performance metrics; therefore, the Company does not believe the correction would impact views of the readers of the financial statements.

U.S. Securities and Exchange Commission

August 24, 2018

•	The correction does not have a material impact on other information accompanying the financial statements, except as disclosed in management’s discussion and analysis.

•

On an annual basis the Statements of revenues, expenses and net assets were materially accurate because the results of operations always included twelve months of expenses being recorded for the program.

•

There is no underlying motivation by management of the Company with respect to the accounting of this correction. For example, there is no effect on management’s compensation during the reported periods and the Company has no debt, so there are no loan covenants or other contractual requirements for consideration.

•	The correction did not involve concealment of an unlawful transaction.

None of the above qualitative factors suggest that the correction was material to the financial statements for current and prior periods. Based on our evaluation, we concluded that the correction identified is not material, either quantitatively or qualitatively, to the current interim financials or the prior audited financials, and therefore it was appropriate to correct the error in the current fiscal year.

***

U.S. Securities and Exchange Commission

August 24, 2018

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please do not hesitate to contact the undersigned at (312) 862-3333 or edward.schneidman@kirkland.com.

Sincerely,

/s/ Edward J. Schneidman

Edward J. Schneidman

cc:	Lawrence Cuculic

Best Western International, Inc.